Exhibit 11
Statement re Computation of Per Share Earnings

The composition of basic and diluted earnings per share was as follows for:

	Year Ended December 31,
	2010	2009	2008
Net income available to common stockholders	$23,094,000	$16,992,000	$22,675,000

Weighted average number of common shares outstanding	36,526,105	28,190,300	27,029,210
Effect of warrants	610,866	1,045,203	487,180
Effect of stock options	51,357	18,769	34,051
Weighted average diluted number of common shares outstanding	37,188,328	29,254,272	27,550,441

Basic earnings per share	$0.63	$0.60	$0.84
Diluted earnings per share	$0.62	$0.58	$0.82